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SEC
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Section
DEC 28 2012
Washington DC
400

SECUR 12063064 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47195

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2011 (MM/DD/YY) AND ENDING 10/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George K. Baum & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza Colonnade, 4801 Main Street, Suite 500
(No. and Street)

Kansas City (City) Missouri (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dana L. Bjornson, EVP & CFO 816-474-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Kansas City Place, 1200 Main Street, Kansas City, MO 64105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Dana L. Bjornson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George K. Baum & Company, as of October 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LAURA J. BRUNTZ
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: July 17, 2015
Commission Number: 11114359

Signature

EVP & Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


STATEMENT OF FINANCIAL CONDITION

George K. Baum & Company
SEC File Number: 8-47195
October 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

George K. Baum & Company

Statement of Financial Condition

October 31, 2012

Contents

1212-1420250

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
George K. Baum & Company

We have audited the accompanying statement of financial condition of George K. Baum & Company (the Company) as of October 31, 2012. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above, presents fairly, in all material respects, the financial position of George K. Baum & Company at October 31, 2012, in conformity with U.S. generally accepted accounting principles.



Kansas City, MO
December 21, 2012

George K. Baum & Company

Statement of Financial Condition

October 31, 2012

Assets		
Cash and cash equivalents		$ 1,213,515
Receivables from customers		1,794,630
Receivables from brokers, dealers, and clearing organizations		2,320,796
Securities owned, at fair value (none pledged as collateral):		
U.S. government agency mortgage-backed securities	$ 1,324,396	
State and municipal obligations	32,286,983	
Corporate debt obligations	53,190	
		33,664,569
Fixed assets, net		2,069,346
Prepaids and other assets		7,346,796
Total assets		$ 48,409,652
Liabilities and stockholder's equity		
Payables to customers		$ 2,661,182
Payables to brokers, dealers, and clearing organizations		8,921,699
Accrued compensation and benefits		11,087,279
Other liabilities and accrued expenses		3,584,974
		26,255,134
Subordinated liabilities		4,631,244
Stockholder's equity		17,523,274
Total liabilities and stockholder's equity		$ 48,409,652

See accompanying notes.

George K. Baum & Company

Notes to Statement of Financial Condition

October 31, 2012

1. Organization

George K. Baum & Company (the Company) is a wholly owned subsidiary of George K. Baum Holdings, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, which serves as the Company's self-regulatory organization. The Company is an underwriter of tax-exempt securities and also provides a range of investment banking services.

2. Significant Accounting Policies

Revenue Recognition

Principal transactions, commissions, and the related expenses are recorded on a trade-date basis. Underwriting revenues, net of expenses, are recorded at the time underwritings are completed. Advisory and fee income, net of expenses, is recorded when the services to be performed are completed. Any payments received in advance of the service period are recorded as unearned revenue. As of October 31, 2012, unearned revenue of $453,184 was included in other liabilities and accrued expenses in the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with various financial institutions and investments in money market mutual funds.

Securities Owned

Securities owned are stated at fair value. Fair value generally is based on recent trade data. If no recent trade data exists, fair value is based on other relevant factors, including dealer price quotations and third-party pricing services, which take into consideration time value, liquidity, credit, and volatility factors underlying the securities.

Receivables From and Payables to Customers, Brokers, Dealers, and Clearing Organizations

Receivables from and payables to customers, brokers, dealers, and clearing organizations include amounts owed and due on securities transactions, margin lending, securities failed to deliver, securities failed to receive, and deposits with clearing organizations. Securities owned by customers, but not fully paid for, are held as collateral against the customer receivables. Such collateral is not reflected in the accompanying statement of financial condition.

2. Significant Accounting Policies (continued)

Prepaids and Other Assets

Prepaids and other assets consist principally of the cash value of life insurance contracts in the amount of $5,102,726 owned as an economic hedge for the Company's deferred compensation plan, loans to employees of $533,180, and other receivables and prepaid expenses. The cash value of these life insurance contracts is invested in assets that directly correlate to the return on the investment options selected by the participants in the deferred compensation plan. Loans to employees are generally forgivable based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which are generally three years or less.

Fixed Assets

Fixed assets are recorded at amortized cost and primarily consist of leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life, and furniture and equipment, which are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Fixed assets are presented net of accumulated depreciation and amortization of $2,732,685.

Income Taxes

The Parent is an S corporation for income tax purposes, and the Company is treated as a Qualified Subchapter S Subsidiary. As an S corporation, the income tax due on the taxable income of the Company is the obligation of the stockholders of the Parent.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

2. Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated subsequent events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

Fair Value Measurements

Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 also requires expanded disclosure of instruments carried on the statement of financial condition at fair value. These disclosures define a hierarchy based on the nature and observability of inputs used and require a fair valuation that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are those that market participants use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available under the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds and bank certificates of deposit.

Level 2 – Valuations are based on quoted prices for identical or similar instruments in less-than-active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The observable assumptions for the valuation techniques can include contractual cash flows, benchmark yields, and credit spreads to determine fair value. The types of assets and liabilities that are categorized by the Company as Level 2 generally include U.S. government agency mortgage-backed securities and most state, municipal, and corporate obligations.

2. Significant Accounting Policies (continued)

Level 3 – Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include certain high-yield corporate debt and securities with inactive markets.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. See Note 8 for further discussions and disclosures related to Fair Value Measurements.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amendments in ASU 2011-04 change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011. Therefore, ASU 2011-04 will be effective for the Company's fiscal year beginning November 1, 2012. Adoption of ASU 2011-04 is not expected to have a material effect on the Company's statement of financial condition.

3. Employee Benefits

The Company provides a defined contribution 401(k) profit-sharing plan for all full-time employees. The Company's matching contribution consists of both formula-based and discretionary amounts.

Certain employees participate in a deferred compensation plan offered by the Company. Participants voluntarily defer a portion of their compensation, which is invested in a variety of approved investments for a minimum period of five years. The employee deferrals are charged to compensation expense in the year of deferral. The Company's total deferred compensation plan liability at October 31, 2012, was $5,153,862 and is included within accrued compensation and benefits located in the accompanying statement of financial condition.

4. Lease Obligations

The Company is obligated to pay rent for office space under noncancelable operating leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Rent is expensed on a straight-line basis over the term of the respective leases. Expected minimum annual rental payments for the years ending October 31 are as follows:

Minimum Annual Rental Payments		
2013	$	2,544,238
2014		2,301,432
2015		1,474,186
2016		1,127,301
2017		947,995
Thereafter		2,550,436
	$	10,945,588

5. Commitments and Contingencies

The Company is a party to certain financial instruments and contracts with off-balance-sheet risk in the normal course of principal trading, securities underwriting, and clearance of securities transactions. These financial instruments involve elements of market risk whose ultimate obligation may exceed the amount recognized in the statement of financial condition.

As a securities broker-dealer, the Company maintains margin and cash security accounts for its customers and may extend credit to its customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

The Company seeks to minimize off-balance-sheet risks and credit risks through a variety of reporting and control procedures. Among the policies of the Company to address these risks, besides maintaining collateral in compliance with regulatory and internal requirements, are the setting and monitoring of credit limits for customers and other brokers with which it conducts significant transactions and ongoing monitoring of market exposure and counterparty risk.

In the ordinary course of business, the Company is involved, from time to time, in investigations and reviews by government agencies and its self-regulatory organization regarding the Company's business. These reviews do not currently involve any actual or threatened direct claims against the Company. Also, the Company is one of over 30 securities dealers and other financial institutions that have been named as defendants in lawsuits brought by certain municipal issuers for the benefit of a yet-to-be-determined class of municipal issuers seeking indeterminate damages. The lawsuits allege improper pricing and bidding procedures in the municipal derivatives industry. As the plaintiffs have not been clients of the Company and no class has been certified at this early stage, the Company cannot determine the probability of a material adverse result or reasonably estimate a range of potential exposure.

6. Short-Term Bank Borrowings

In the ordinary course of business, the Company borrows funds under bank uncommitted lines of credit. Short-term borrowings are secured by Company-owned securities and are payable on demand. Interest is charged at fluctuating rates tied to the daily federal funds rate. Under these lines of credit, the Company had no outstanding borrowings at October 31, 2012.

7. Subordinated Liabilities

The Company has subordinated liabilities of $4,631,244 at October 31, 2012, which represents a portion of the Company's total deferred compensation plan liability of $5,153,862. The subordination agreements have been approved by the Company's designated self-regulatory organization and therefore are allowable in the computation of net capital under the Securities and Exchange Commission (SEC) rules. The subordinated liabilities are secondary to the claims of all other creditors, and to the extent these liabilities are necessary for the Company's continued compliance with minimum net capital requirements, they may not be paid out.

8. Fair Value of Financial Instruments

The following table presents information about the Company's financial instruments measured at fair value in accordance with ASC 820-10 as of October 31, 2012:

	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. government agency mortgage-backed securities	$ –	$ 1,324,396	$ –	$ 1,324,396
State and municipal obligations	–	32,286,983	–	32,286,983
Corporate debt obligations	–	53,190	–	53,190
Total assets	$ –	$ 33,664,569	$ –	$ 33,664,569

There were no transfers of assets or liabilities between levels for the year ended October 31, 2012. There were no purchases or sales of Level 3 assets or liabilities for the year ended October 31, 2012.

The fair value of all other financial instruments reflected in the statement of financial condition, consisting primarily of receivables from and payables to broker dealers, clearing organizations and customers, cash value of life insurance owned, short-term bank borrowings, and subordinated liabilities, approximate their carrying value.

9. Related-Party Transactions

The Company performs certain administrative services for affiliated entities for which it receives a monthly cost reimbursement. The Company received reimbursement for the cost of these services in the amount of $380,004 during the year ended October 31, 2012.

George K. Baum Advisors LLC provided services for certain clients of the Company. The Company paid Advisors $152,976 for these services during the year ended October 31, 2012. In addition, the Company assigned certain investment banking engagements to George K. Baum Capital Advisors, Inc. for which it received fees of $62,928.

10. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At October 31, 2012, the Company had net capital of $16,551,371, which was $16,301,371 in excess of the required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC and other regulatory bodies.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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